

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

December 9, 2009

Frank L. Jennings, CFO
New Frontier Energy, Inc.
1789 W. Littleton Blvd.
Littleton, Colorado 80120

> **Re:** **New Frontier Energy, Inc.**
> **Form 10-K for the fiscal year ended February 28, 2009**
> **Amendment and response letter filed September 24, 2009**
> **File No. 0-05742**

Dear Mr. Jennings:

We have reviewed your filing and response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended February 28, 2009, Amendment No. 1 filed September 24, 2009

Financial Statements

Summary of Significant Accounting Policies

Accounting for Oil and Gas Activities, page F-8

1. We note the impairment analysis that you provided in connection with prior comment number 3. Please address the following additional comments with respect to your analysis:

   a. Please clarify whether you performed your impairment analysis on a consolidated basis for the capitalized costs associated with your unproved developed and undeveloped properties or whether you performed your impairment analysis on a property-by-property basis. We refer you to the guidance of SFAS 19, paragraph 28. If your analysis was performed on a property-by-property basis, please provide us with your complete impairment analysis. If it was not performed on a property-by-property basis, please explain to us why it was not. For the purpose of our comment, we are assuming that you evaluated the properties as of February 28, 2009 as unproved and not as proved.

b. Please explain how you determined that using 75% of the forward strip gas price as of April 20, 2009 to calculate the potential future revenues from your developed and completed properties adequately estimates the future revenue that you anticipate receiving from your reserves in those properties as of February 28, 2009.

c. Explain how you considered the actual net revenues (revenue less production costs) that you have generated from your developed and completed properties in fiscal years 2009 and 2008 when determining the adequacy of your pricing estimates. In this respect, it appears from your financial statements that you operated at a loss in fiscal year 2008 and break-even in fiscal year 2009. In addition, your response states that assuming production approximating 12,100 MMBTU per month, you would lose approximately $65,000 per month on the production of your developed properties.

d. Please explain how you estimated the production volumes that you would generate from your developed properties. Explain how this estimate is consistent with the historical production that you have generated from your producing properties.

e. Explain how you updated your analysis through the first six months of fiscal year 2010. In this respect, we note that you continue to generate losses from your oil and gas sales in 2010.

2. We note your response to prior comment number 5 with respect to your depletion policy for the assets associated with your unproved properties. Please clarify how you have determined (i.e., calculated) the 'estimated recoverable reserves' that you are using to calculate depletion. Please explain whether these are reserves that you anticipate that you will be able to produce based on current pricing levels and your continued loss from oil and gas sales.

Depreciation and Depletion, page F-8

3.   Revise to disclose the depletion policy that you are actually applying to your
capitalized costs related to your unproved producing reserves.

Closing Comments

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding
comments on the financial statements and related matters. Please contact me at (202)
551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief